UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On April 23, 2025, the NYSE provided written notice to Wallbox N.V. (the “Company”) and thereafter publicly announced that NYSE Regulation has determined to commence proceedings to delist the Company’s warrants trading under the ticker symbol “WBX.WS” (the “Warrants”) as the Warrants are no longer suitable for listing based on “abnormally low selling price,” pursuant to Section 802.01D of the NYSE Listed Company Manual. Trading in these Warrants on NYSE will be suspended immediately. To effect the delisting, the NYSE will apply to the Securities and Exchange Commission to delist the Warrants pending completion of applicable procedures. Trading in the Company’s Class A ordinary shares, ticker symbol “WBX,” will continue on the NYSE and is unaffected by this action.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: April 24, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer